News Release
NORBORD REPORTS FIRST QUARTER 2018 RESULTS; DECLARES QUARTERLY DIVIDEND
Note: Financial references in US dollars unless otherwise indicated.

Q1 2018 HIGHLIGHTS

•	Adjusted earnings nearly doubled year-over-year to $1.10 per diluted share

•	North Central benchmark OSB price averaged $370 per Msf, up 26% from Q1 2017

•	European EBITDA tripled year-over-year to $18 million

•	Total shipments volume up 4% year-over-year

•	Declared quarterly dividend of C $0.60 per share for shareholders of record on June 1, 2018

TORONTO, ON (May 3, 2018) – Norbord Inc. (TSX and NYSE: OSB) today reported Adjusted EBITDA of $170 million for the first quarter of 2018 versus $103 million in the first quarter of 2017 and $204 million in the fourth quarter of 2017. The year-over-year improvement is primarily due to higher North American oriented strand board (OSB) prices and shipment volumes, as well as higher European panel prices. The quarter-over-quarter decrease is due to lower North American OSB price realizations and shipment volumes. North American operations generated Adjusted EBITDA of $156 million compared to $102 million in the same quarter last year and $195 million in the prior quarter. European operations delivered Adjusted EBITDA of $18 million versus $6 million in same quarter last year and $12 million in the prior quarter.

“Our first quarter Adjusted EBITDA result is 65% higher than this time last year and reflects the continued improvement in new home construction activity and other OSB end uses,” said Peter Wijnbergen, Norbord’s President and CEO. “Our mills ran slower in what was a particularly harsh winter, impacting costs; however, the additional production from our recently restarted Huguley, Alabama mill helped mitigate this headwind. At the same time, North American benchmark OSB prices have been unseasonably strong due to steady demand, continued low apparent inventory levels and supply constraints stemming from weather-related logistics challenges, particularly in the west.”

“Our European business delivered $18 million of Adjusted EBITDA, its best result in over a decade. Our key markets remain strong as robust demand growth across the UK and Germany supported improved prices. I’m pleased with the progress our Inverness, Scotland mill is making as the new continuous press line ramps up and we anticipate the new finishing end installation to be complete by the end of this year.”

“As we enter the spring homebuilding season, North Central benchmark OSB prices are currently 22% higher than this time last year. Given our extended order files and customer reports of lean inventories, we don't believe that the publicly-announced capacity additions will fully meet the forecasted OSB demand growth in the near term. In Europe, our panel business is on track for an excellent year as OSB continues to gain market share versus plywood.”

Norbord recorded Adjusted earnings of $96 million or $1.10 per diluted share ($1.11 per basic share) in the first quarter of 2018 versus $50 million or $0.58 per share (basic and diluted) in the first quarter of 2017 and

$123 million or $1.41 per diluted share ($1.42 per basic share) in the fourth quarter of 2017. Adjusted earnings exclude non-recurring or other items and use a normalized income tax rate:

$ millions	Q1-2018	Q4-2017	Q1-2017
Earnings	95	160	49
Adjusted for:
Loss on disposal of assets	-	3	5
Stock-based compensation and related costs	1	-	1
Reported income tax expense	36	6	13
Adjusted pre-tax earnings	132	169	68
Income tax expense at statutory rate	(36)	(46)	(18)
Adjusted earnings	96	123	50

Market Conditions

In North America, year-to-date US housing starts were up 8% versus the same period in 2017, with single-family starts, which use approximately three times more OSB than multifamily, increasing by 7%. The seasonally adjusted annualized rate was 1.32 million in March, which is 11% higher than the pace at this time last year, while the pace of housing permits (the more forward-looking indicator) was 1.35 million. The consensus forecast from US housing economists is for approximately 1.29 million starts in 2018, which suggests an 8% year-over-year improvement.

North American benchmark OSB prices increased significantly during the first quarter of 2018 as end-use demand remained robust while severe winter weather hampered both production and logistics. Average benchmark prices were significantly higher than the same quarter last year, but more or less in line with the prior quarter when prices pulled back following the severe hurricane season that temporarily pushed up demand and prices. Of particular note, the Western Canadian benchmark price increased 41% through the first quarter of 2018 and finished the quarter on par with the North Central benchmark, demonstrating the tightness in that region as the spring building season commences. The table below summarizes average benchmark prices ($ per Msf, 7/16-inch basis) by region for the relevant quarters:

North American region	% of Norbord’s operating capacity	Q1 2018	Q4 2017	Q1 2017
North Central	14%	370	379	293
South East	38%	331	355	292
Western Canada	30%	359	328	265

In Europe, Norbord’s core panel markets continued to strengthen, with robust OSB demand growth in both the UK and Germany. In local currency terms, average panel prices were up 25% versus the same quarter last year and up 10% from the prior quarter.

Performance

North American OSB shipments increased 6% year-over-year due to additional production from the Huguley mill that restarted during the fourth quarter of 2017, but were 3% lower quarter-over-quarter due to fewer fiscal days. Norbord’s specialty sales volume (including industrial applications and export markets) increased by 22% year-over-year and represented approximately 25% of the Company’s North American OSB sales volume.

Excluding the curtailed Chambord, Quebec mill, Norbord’s operating North American OSB mills produced at 94% of stated capacity, unchanged from both comparative periods as the additional production and capacity from the restarted Huguley mill was offset by seasonally slower line speeds in the current quarter.

Norbord’s North American OSB cash production costs per unit (before mill profit share) increased 2% versus the same quarter last year due to higher resin prices and the stronger Canadian dollar, partially offset by the timing of annual maintenance shuts and related costs. Unit costs increased 5% compared to the prior quarter due to fewer fiscal days in the quarter, seasonally slower line speeds and higher resin prices.

In Europe, Norbord’s shipments were 4% lower than the same quarter last year due to timing of shipments but were 5% higher than the prior quarter due to seasonality. The European mills produced at 86% of stated capacity in the quarter compared to 98% in the same quarter last year and 94% in the prior quarter. Capacity utilization decreased versus both comparative periods due to the restated annual production capacity to reflect the new OSB continuous press line in Inverness that was substantially completed in the fourth quarter of 2017. Production from the expanded Inverness mill will not significantly increase in 2018 as the mill shifts from the old lines to the new. Norbord expects to see increased production volume from Inverness starting in 2019 once the new finishing line installation and commissioning are complete.

Severe winter weather conditions in both North America and Europe caused more seasonal operating challenges than usual at the mills, hampering the Company's ability to realize Margin Improvement Program (MIP) gains to-date this year. The Company generated $3 million of MIP gains in the first quarter of 2018 due to the timing of planned annual maintenance shuts and related costs, partially offset by costs associated with executing on strategic initiatives. MIP is measured relative to the prior year at constant prices and exchange rates.

Capital investments were $50 million (including intangible assets) in the first quarter compared to

$60 million in the same quarter last year and $66 million in the prior quarter. The decreases versus both comparative quarters are primarily attributable to the Inverness expansion and Huguley restart projects, both of which were successfully brought online in the fourth quarter of 2017.

Included in the first quarter capital investments is $23 million for the Grande Prairie, Alberta debottlenecking project. The Grande Prairie mill is one of the largest single-line OSB facilities in the world, but the mill is currently bottlenecked in the areas before the forming line and press. The Company is undertaking a project to redeploy the wood handling, heat energy and drying equipment from the unfinished and unused second production line to debottleneck the existing first line. Upon completion in the second half of 2018, the mill’s production capacity is expected to increase by 100 MMsf (3/8-inch basis) to support growing demand from key customers, and further savings are expected to be realized through reduced wood and natural gas usage. The project is budgeted at $55 million.

Also included in the first quarter capital investments is $4 million for the Inverness mill modernization and expansion project. The original two press lines will be demolished during the second quarter of 2018 and a new finishing end will be installed during the third and fourth quarters of 2018. Total capital spending for the project is currently $138 million to-date. The project cost is expected to total

$145 million, 7% above the $135 million budget due to significant fluctuations in the relative values of the Pound Sterling, Euro and US dollar currencies over the two-year life of the project.

Norbord’s 2018 capital expenditure budget is $175 million for projects focused on reducing manufacturing costs and increasing productivity across the mills (including the Grande Prairie debottlenecking project), as well as investments to support the Company’s strategy to increase the production of specialty products for industrial and export markets.

Operating working capital was $218 million at quarter-end compared to $171 million at the end of the same quarter last year and $127 million at year-end 2017. The year-over-year increase is primarily due to higher North American OSB prices and shipment volumes as well as inventories associated with the new Inverness line and restarted Huguley mill. The quarter-over-quarter increase is primarily due to higher North American OSB prices, the annual seasonal log inventory build in the northern mills in North America and the payment of year-end profit share accruals. Working capital continues to be managed at minimal levels across the Company.

At quarter-end, Norbord had unutilized liquidity of $503 million, consisting of $153 million in cash and $350 million in unused credit lines. The Company’s tangible net worth was $1,305 million and net debt to total capitalization on a book basis was 24%, with both ratios well within bank covenants.

Developments

In March, the Company announced that a shortage of wood will cause it to temporarily suspend production at its OSB mill in 100 Mile House, British Columbia. Norbord currently expects the suspension to commence on or about May 14, 2018 and to continue for approximately one month.

The significant wildfires that the province of British Columbia experienced in the summer of 2017 seriously damaged logging areas surrounding the 100 Mile House mill. Further, the severe weather conditions this winter have limited loggers’ ability to access the forests during the months when the mill typically builds its annual log inventory. Combined, these extraordinary circumstances have impacted Norbord’s ability to secure a sufficient wood supply to operate the mill on a continuous basis during this one-month period.

Norbord will continue to supply its customers with production from its other OSB mills and the 100 Mile House mill will continue to receive log deliveries during this period. The Company currently estimates that the curtailment will negatively impact its second quarter 2018 financial results by approximately $5 million. The 100 Mile House mill has a stated annual production capacity of 440 million square feet (3/8-inch basis), or 6% of the Company’s North American stated annual capacity.

Dividend

The Board of Directors declared a quarterly dividend of C $0.60 per common share, payable on June 21, 2018 to shareholders of record on June 1, 2018. Any dividends reinvested on June 21, 2018 under the Company’s Dividend Reinvestment Plan will be used by the transfer agent to purchase common shares from Norbord’s treasury.

Norbord’s dividends are declared in Canadian dollars. Registered and beneficial shareholders may opt to receive their dividends in either Canadian dollars or the US dollar equivalent. Unless they request the US dollar equivalent, shareholders will receive dividends in Canadian dollars. The US dollar equivalent of the dividend will be based on the Bloomberg FX Fixings Service (BFIX) noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the BFIX noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the US dollar dividend equivalent should contact Norbord’s transfer agent, AST Trust Company (Canada), by phone at 1-800-387-0825 or by email at inquiries@canstockta.com. Beneficial shareholders (i.e., those holding their Norbord shares with their brokerage) should contact the broker with whom their shares are held.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company's financial position, results of operations, cash flow, capital requirements and restrictions under the Company's revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company's dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Additional Information

Norbord’s Q1 2018 letter to shareholders, news release, management’s discussion and analysis, consolidated unaudited interim financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available in the investor section of the Company’s website at www.norbord.com. Shareholders may receive a hard copy of Norbord’s audited annual financial statements free of charge upon request. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Thursday, May 3, 2018 at 2:00 p.m. ET. The call will be broadcast live over the internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until June 2, 2018 by dialing 1-888-203-1112 or 647-436-0148 (passcode 5731722 and pin 9823). Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $2.1 billion and employs approximately 2,750 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.
-end-

Contact:
Heather Colpitts
Senior Manager, Corporate Affairs
Tel. (416) 365-0705
info@norbord.com
This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; potential future changes in tax laws; effects of currency exposures and exchange rate fluctuations; future operating costs, availability of financing, impact of future cross-border trade rulings or agreements; ability to implement new or upgraded information technology infrastructure; impact of information technology service disruptions or failures; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the February 1, 2018 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2017 Management’s Discussion and Analysis dated February 1, 2018 and Q1 2018 Management’s Discussion and Analysis dated May 2, 2018.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; and Adjusted earnings per share is Adjusted earnings divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified). Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures” in Norbord’s 2017 Management’s Discussion and Analysis dated February 1, 2018 and Q1 2018 Management’s Discussion and Analysis dated May 2, 2018 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings to earnings (the most directly comparable IFRS measure).

Peter Wijnbergen
President & CEO

May 3, 2018

To Our Shareholders:

With strong OSB demand in both North America and Europe, Norbord continues to deliver robust results and value for our shareholders. Against a backdrop of 26% higher North Central benchmark OSB prices, our Adjusted earnings nearly doubled year-over-year to $1.10 per diluted share. A detailed review of our performance is included in the accompanying news release and MD&A. In this letter, I will provide some additional perspective on the key drivers of our business and the continued momentum we expect this year.

Excellent results in a seasonally slower quarter

In North America, shipments increased by 6% year-over-year due to the additional production from our recently restarted Huguley, Alabama mill. After being idle for almost a decade, we brought this mill back online to meet growing demand from our key customers. Despite tough shipping conditions this quarter, our long-established relationships with rail and truck operators enabled us to keep delivering product to our customers.

A particular highlight from the quarter was a 22% year-over-year increase in our specialty products shipments, including 61% higher exports to Asia. All our incremental volume this quarter went into non-commodity product sales, as we continue to advance our long-term goal of increasing our specialty sales for industrial and export markets.

Our European operations set a new benchmark; strong demand supported price momentum and contributed to the best quarterly results in over a decade. Our Inverness, Scotland mill capacity expansion is proving to be well timed and the new continuous press line is already producing at 60% of its annualized capacity. The team has begun dismantling the two original press lines and commissioning of the new finishing end is on track for the end of this year.

While our mills typically run slower in the winter, this year's particularly severe weather conditions slowed our line speeds more than normal because colder temperatures mean longer dryer and press cycle times. This in turn impacted costs. However, this was offset by North American and European panel prices that remained strong due to robust demand. All told, it was another excellent quarter from a financial perspective.

Investing in productivity improvements

With the Huguley and Inverness projects substantially behind us, capital spending during the quarter focused on a number of investments across our mills aimed at improving productivity, reducing manufacturing costs and supporting our specialty product strategy. Our experience is that these investments quickly pay for themselves through efficiency gains and cost savings.

The most significant of these investments is in our Grande Prairie, Alberta mill. The Grande Prairie mill is one of the largest single-line OSB facilities in the world, but some of the older equipment bottlenecks production. This project will redeploy new equipment from the unfinished second

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production line (you’ll recall that the unused second press was relocated to Inverness) to debottleneck the manufacturing process and improve raw material usage. Once complete, the mill’s production capacity is expected to increase by 100 MMsf (3/8-inch basis), enabling us to meet growing demand from our western customers.

Continued strong demand ahead

2018 is shaping up to be another exciting year. North American OSB demand is picking up as we approach the prime homebuilding season. Sales to our key repair and remodel, industrial and export customers continue to grow. Although there have been public announcements of capacity additions, we don't believe this incremental supply will fully meet the forecasted OSB demand growth in the near term. European market fundamentals are strong and our panel business is poised for improved earnings this year. In this market environment, our recent capacity additions position Norbord for strong results.

In closing

I would like to acknowledge Karl Morris, Senior Vice President, Europe, who retired at the end of April. Throughout his 20 years with our company, Karl played a central role in expanding our European business and building it into the success it is today. On behalf of our Board and management team, I thank Karl for his many contributions to Norbord and wish him the very best in his well-deserved retirement.

I am pleased to introduce Alan McMeekin as Karl’s successor. Alan has been part of our European business for almost 20 years in progressively senior roles, most recently as Vice President, Operations and Finance, Europe. Alan oversaw the successful expansion of our Inverness mill, and we look forward to his continued contributions in his new role.

I would also like to acknowledge Kevin Burke, who was recently promoted to the newly created position of Senior Vice President, North American Operations. Kevin has been with Norbord since 2001, most recently as Vice President, Southern Operations and has the unique experience of having managed mills in both Europe and North America.

Both these appointments ensure organizational continuity as we execute on our strategic priorities. I am confident they will make valuable contributions to Norbord's leadership.

We are enthusiastic about the year ahead and thank our shareholders for their support.

Peter Wijnbergen
President & CEO

This letter includes forward-looking statements, as defined by applicable securities legislation including statements related to our strategy, projects, plans, future financial or operating performance, market outlook and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “suggest,” “support,” “believe,” “should,” “potential,” “likely,” “continue,” “forecast,” “plan,” “indicate,” “consider,” “future,” or variations of such words and phrases or statements that certain actions “may,” “could,” “must,” “would,” “might,” or “will” be undertaken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. See the cautionary language in the Forward-Looking Statements section of the 2017 Management’s Discussion and Analysis dated February 1, 2018 and Q1 2018 Management’s Discussion and Analysis dated May 2, 2018.

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Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; and Adjusted earnings per share as Adjusted earnings divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified). Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See the Non-IFRS Financial Measures section in Norbord’s Q1 2018 Management’s Discussion and Analysis May 2, 2018 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings to earnings (the most directly comparable IFRS measure).

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Interim Consolidated Balance Sheets

(Unaudited)
(US $ millions)	Mar 31, 2018	Dec 31, 2017
Assets
Current assets
Cash and cash equivalents	$153	$241
Accounts receivable	191	174
Taxes receivable	1	1
Inventory	260	224
Prepaids	10	11
	615	651
Non-current assets
Property, plant and equipment	1,450	1,421
Intangible assets	24	24
Deferred income tax assets	5	4
Other assets	3	3
	1,482	1,452
	$2,097	$2,103
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$243	$282
Taxes payable	34	74
	277	356
Non-current liabilities
Long-term debt	549	548
Other liabilities	29	29
Deferred income tax liabilities	155	151
	733	728
Shareholders’ equity	1,087	1,019
	$2,097	$2,103

Interim Consolidated Statements of Earnings

(Unaudited)
Quarters ended March 31 and April 1 (US $ millions, except per share information)	Q1 2018	Q1 2017
Sales	$576	$467
Cost of sales	(402)	(359)
General and administrative expenses	(5)	(6)
Depreciation and amortization	(30)	(24)
Loss on disposal of assets	—	(5)
Operating income	139	73
Non-operating expense:
Finance costs	(8)	(11)
Earnings before income tax	131	62
Income tax expense	(36)	(13)
Earnings	$95	$49
Earnings per common share
Basic	$1.10	$0.57
Diluted	1.09	0.57

Interim Consolidated Statements of Comprehensive Income

(Unaudited)
Quarters ended March 31 and April 1 (US $ millions)	Q1 2018	Q1 2017
Earnings	$95	$49
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligation	—	(3)
Items that may be reclassified subsequently to earnings:
Foreign currency translation gain on foreign operations	11	5
Other comprehensive income, net of tax	11	2
Comprehensive income	$106	$51

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
Quarters ended March 31 and April 1 (US $ millions)	Q1 2018	Q1 2017
Share capital
Balance, beginning of period	$1,350	$1,341
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	3	4
Balance, end of period	$1,353	$1,345
Merger reserve	$(96)	$(96)
Contributed surplus
Balance, beginning of period	$8	$9
Stock options exercised	—	(1)
Balance, end of period	$8	$8
Retained deficit
Balance, beginning of period	$(67)	$(402)
Earnings	95	49
Common share dividends	(41)	(6)
Balance, end of period(i)	$(13)	$(359)
Accumulated other comprehensive loss
Balance, beginning of period	$(176)	$(202)
Other comprehensive income	11	2
Balance, end of period	$(165)	$(200)
Shareholders’ equity	$1,087	$698

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained earnings (deficit)	250	(96)
	$(13)	$(359)

Interim Consolidated Statements of Cash Flows

(Unaudited)
Quarters ended March 31 and April 1 (US $ millions)	Q1 2018	Q1 2017
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings	$95	$49
Items not affecting cash:
Depreciation and amortization	30	24
Deferred income tax	3	13
Loss on disposal of assets	—	5
Other items	7	6
	135	97
Net change in non-cash operating working capital balances	(93)	(57)
Net change in taxes receivable, taxes payable and investment tax credit receivable	(38)	(1)
	4	39
Investing activities
Investment in property, plant and equipment	(56)	(56)
Investment in intangible assets	—	(2)
	(56)	(58)
Financing activities
Common share dividends paid	(41)	(6)
Issue of common shares	2	3
Repayment of debt	—	(200)
Accounts receivable securitization drawings, net	—	61
Bank advances, net	—	2
	(39)	(140)
Foreign exchange revaluation on cash and cash equivalents held	3	(2)
Cash and cash equivalents
Decrease during period	(88)	(161)
Balance, beginning of period	241	161
Balance, end of period	$153	$—